UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2022 (Report No. 4)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On April 21, 2022, NLS Pharmaceutics Ltd., or the Registrant, filed its Amended and Restated Articles of Association, or the Articles, with the commercial registry of the Canton of Zurich, Switzerland, thereby increasing its share capital to 355,718.40 Swiss Francs with a total of 17,785,920 common shares issued. Thereafter, (i) pursuant to Section 3(a) of the Articles, the authorized share capital of the Registrant is equal to 86,737.68 Swiss Franc with a total of 4,336,884 common shares; (ii) pursuant to Section 3(b) of the Articles, the conditional share capital for employee and advisory options of the Registrant is equal to a total of 42,182 Swiss Francs with a total of 2,109,100 common shares; and (iii) pursuant to Section 3(c) of the Articles, the conditional share capital for shareholders' options of the Registrant is equal to a total of 105,303.36 Swiss Francs with a total of 5,265,168 common shares.

The foregoing description of the Articles is qualified in its entirety by reference to the Articles filed as Exhibit 3.1 hereto, which is incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K, and the Articles filed as Exhibit 3.1 hereto, are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-262489), filed with Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
3.1	Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: April 25, 2022	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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